

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 19, 2006

Mr. Frank J. Wood
Chief Financial Officer
Foundation Coal Holdings, Inc.
999 Corporate Boulevard, Suite 300
Linthicum Heights, Maryland 21090

> **Re:** **Foundation Coal Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 10, 2006**
> **File No. 001-32331**
>
> **Foundation Coal Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 17, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 12, 2006**
> **File No. 333-120979-49**

Dear Mr. Wood:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
<u>Foundation Coal Holdings, Inc.</u>

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   For all comments issued on Foundation Coal Holdings, Inc.'s Form 10-K and Form 10-Q, please make parallel changes to Foundation Coal Corporation's Form 10-K and Form 10-Q, as appropriate.

Management's Discussion and Analysis

Pro Forma, page 57

2.   We note that you have presented pro forma results for the twelve months ended December 31, 2004 for purposes of facilitating the discussion of your results of operations for the twelve months ended December 31, 2005 in comparison to the twelve months ended December 31, 2004. Generally, the discussion required by Item 303(a)(3) of Regulation S-K should be presented utilizing historical financial results. Please revise your presentation and discussion to focus on the comparison of your historical financial results of operations for these reporting periods. Alternatively, you may wish to consider using your 2004 combined historical financial results for purposes of identifying trends and discussing the causes of material changes in financial statement line items for these periods to the extent you believe this information would be meaningful to readers.

3.   Please support the combined financial information referenced in the text with a tabular presentation of this data. The table should include separate columns for the predecessor and successor historical financial data and combined historical financial results, provided that you are simply summing the predecessor and successor activities, and not making any adjustment to the historical results. If this is not the case, please contact us to discuss this matter further. Finally, please label and refer to the combined historical financial results of your successor's five month operating period ended December 31, 2004 and your predecessor's period from January 1 through July 29, 2004 as "Non-GAAP Combined," instead of "Pro Forma or Combined Pro Forma".

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

Controls and Procedures, page 39

4.   We note your disclosure stating that your chief executive and financial officers concluded that your disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in your periodic SEC filings.   Please expand your disclosure to state whether your officers also concluded that your disclosure controls and procedures are effective in ensuring that information required to be disclosed in your periodic SEC filings is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms. See the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e) or 15d-15(e).

Engineering Comments

General

5.   Please insert smaller-scale maps showing the location and access to the properties, as required by Instruction 3(B) of Rule 102 of Regulation S-K. Please retain the present index map. Generally maps and drawings should include:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
- A north arrow.
- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
- A title of the map or drawing, and the date on which it was drawn.
- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

6.   Please note that the common definition for the term "reserve base" includes the aggregate of sub-economic and/or uneconomic coal with economic coal. Please replace the term "reserve base" with the word "reserves," and adjust your measures accordingly, or otherwise certify that no sub-economic coal is included within your reserve estimates.

Belle Ayr Mine and Eagle Butte Mine, page 12

7.   You state that several hundred million tons of surface mineable, unleased federal
        coal adjoins both mining properties and could be leased to extend the life of the
        mines. Please provide the documentation for your tonnage estimates, and tell us
        whether these estimates are proven or probable reserves. Please only describe the
        geology, history, or exploration results that are directly related to the properties
        that the company has the right to explore and/or mine. Remove all references to
        mines, adjacent or analogous properties, deposits, occurrences, or exploration
        activities on other properties outside of the company's active control.

Segment Analysis, page 62

8.   Provide a table or graph illustrating the average market price for the Powder
        River, Illinois, Northern and Central Appalachian market areas. In addition,
        please include the Illinois unit in the segment analysis.

9.   Disclose the extent your reserve estimates have been reviewed by third parties,
        other than SEC engineers. If you have not used any third parties to review your
        reserves within the last three years, disclose this fact.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses
to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.
        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief